PRESS RELEASE
ENERGY EXPLORATION TECHNOLOGIES INC.
Calgary, Alberta
December 3, 2007
Energy Exploration Technologies Inc. ("NXT" or the "Company")
"SFD" – TSX Venture Exchange
"ENXTF" – NASDAQ OTCBB
"EFW" – Frankfurt Exchange

ENERGY EXPLORATION TECHNOLOGIES INC. LISTS ON THE
TSX VENTURE EXCHANGE

NXT is pleased to announce that it has received final listing approval from the TSX Venture Exchange (the "TSXV"), as a Tier II technology issuer. The common shares of NXT will be listed and posted for trading on the TSXV commencing Monday, December 3, 2007, under the trading symbol "SFD".

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact. The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

Additional information about NXT and the SFD technology is available on the Company's website.

For more information contact:
Ken Rogers, VP Finance and CFO
Energy Exploration Technologies Inc.
505-3rd Street, S.W., Suite 1400
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements
This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan" "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filing s made by the Company with securities regulatory authorities.
None of the TSX Venture Exchange, the NASDAQ OTCBB nor the Frankfurt or Berlin Exchanges have reviewed or accepted responsibility for the adequacy or accuracy of this news release.